UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 000-27974

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 29, 2013, Cimatron Limited (the “Company”) entered into an Underwriting Agreement, by and between the Company and Roth Capital Partners, LLC, as sole underwriter (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company offered for sale 900,000 ordinary shares of the Company and has granted the underwriter an option, exercisable within 30 days, to purchase up to an additional 135,000 ordinary shares to cover over-allotments. The closing of the offering is expected to take place on September 4, 2013, subject to the satisfaction of customary closing conditions.

The shares will be sold pursuant to a shelf registration statement, as amended, that the Company filed with the Securities and Exchange Commission (the “SEC”), which became effective on July 15, 2013 (SEC File No. 333-189764) (the “Registration Statement”). A prospectus supplement relating to the offering has been filed with the SEC.

A copy of the Underwriting Agreement is attached as Exhibit 99.1 hereto and is incorporated by reference herein. The description of the Underwriting Agreement herein is a summary and is qualified in its entirety by the terms of the Underwriting Agreement.

The content of this Report of Foreign Private Issuer on Form 6-K (this “Report”), including the exhibit hereto, is hereby incorporated by reference in the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: August 29, 2013

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Underwriting Agreement, dated August 29, 2013, by and among Roth Capital Partners, LLC, as sole underwriter and Cimatron Limited.